September 30, 2005
Paul M. Kinsella
(617) 951-7921
paul.kinsella@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC 20549-1004
Re: Iomai Corporation — Registration Statement on Form S-1
Dear Sir or Madam:
On behalf of Iomai Corporation (the “Company”), we transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Regulation S-T promulgated thereunder, the Company’s Registration Statement on Form S-1 for the initial public offering of shares of the Company’s Common Stock (the “Registration Statement”), together with copies of the exhibits being filed at this time. Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Company for five years.
Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $10,152 was wired to the account of the Securities and Exchange Commission (the “SEC”) on September 29, 2005.
The Company may request acceleration of the effective date of the Registration Statement orally in accordance with Rule 461(a) under the Securities Act, and has authorized us to confirm to you that the Company is aware of its obligations under the Securities Act.
In addition to the electronic filing provided herewith, a paper copy of the Registration Statement will follow via overnight courier.
Please direct any questions or comments regarding this filing to the undersigned at (617) 951-7921 or Mark Bellomy at (617) 951-7785.
Very truly yours,
Ropes & Gray LLP
/s/ Paul M. Kinsella
Paul M. Kinsella
PMK:dhg
Enclosures